

Mail Stop 3561

March 3, 2009

Mr. Mark D. Chen
Chief Executive Officer
Pantheon Arizona Acquisition Corp.
Suite 10-64
#9 Jianguomenwai Avenue
Chaoyang District
Beijing, China 100600

> **Re: Pantheon Arizona Acquisition Corp.**
> **Form S-4/A**
> **File No. 333-155579**
> **Filed February 17, 2009**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/A, Filed February 17, 2009

General

1.   We note your response to comment one from our letter dated December 18, 2008. Please revise to provide clearly and separately identified proposals; and unbundle changes to the current articles of incorporation (e.g., the necessary increase in authorized shares) from the other proposals to reincorporate and merge with China Cord Blood Services.

2.   We note your response to comments one and two from our letter dated December 18, 2008. It appears that Pantheon Cayman will be the entity surviving the merger, will

exchange shares with current shareholders, and will use this registration statement as its initial public offering. Please revise to make Pantheon Cayman a co-registrant or advise.

3.   We note your response to comments five and seven from our letter dated December 18, 2008 and the disclosure on the cover page and elsewhere that the aggregate value of the consideration paid by Pantheon will be approximately $304 million, "based on 54,345,104 shares to be issued to the selling shareholders at a market value of $5.60 per share, the closing price of Pantheon's common stock as of February 4, 2009." With a view to disclosure, explain the company's basis for valuing the consideration based on Pantheon's publicly traded stock price, given that this consideration will be in unregistered shares. For example, to the extent these shares will be sold and result in significant dilution, it appears that the implied value of the unregistered shares should be lower than the current market price. We note that the "selling shareholders" appear to receive registration rights.

4.   In this regard, we note the reference on page A-3 to "$6.05 per Pantheon Cayman Share, an implied valuation of US$350.0 million." With a view to disclosure, advise us who determined the $6.05 per share price, how it was determined, and why this amount is different from the amount on the cover page.

5.   Also, with a view to disclosure, advise us of any valuation attributed to CCBS in connection with its spin off from Golden Meditech.

6.   Please revise your disclosure to clarify that the shares issued in connection with the business combination will be privately placed. Note that the registrant will need to provide the information required by Item 701 of Regulation S-K for issuances of unregistered securities.

7.   We note your response to comment six from our letter dated December 18, 2008, and we reissue the comment. With respect to any intended return on investment as referenced in prior comment six, we note the statement in the Form 8-K/A filed on December 11, 2008 that the public shares were acquired "through negotiated private transactions at varying purchase prices approximating the estimated liquidation distribution per share as Pantheon's common stockholders might receive in the event stockholders did not approve the Extension Amendment and Pantheon were forced to liquidate less a time-value-of-money discount." It is unclear what time-value-of-money discount was used and whether this formulation was intended to provide a certain return on investment to certain parties. Please revise accordingly.

8.   In this regard, with respect to the background, negotiations, prices, any intended return on investment, and other information requested in prior comment six, please revise to disclose the extent to which the majority vote requirement or maximum conversion thresholds have been attained as a result of the agreement. We note, for example, that the shares acquired by YA Global and Victory Park appear to be sufficient to ensure shareholder approval without taking into account the cash conversion limitation.

9. With respect to prior comment six, please provide a legal analysis explaining why you believe the agreement and subsequent purchases totaling approximately 70% of the registrant's equity, either alone or together with potential purchases by Golden Meditech as referenced in response to prior comment 18, do not constitute a tender offer. We may have further comment.

Letter to Shareholders

10. We note your response to prior comment 12 and the statement on page seven that "directors, executive officers and affiliates of Pantheon held 1,250,000 shares of common stock (or approximately 20.6% of the outstanding shares of Pantheon common stock." Please revise to disclose, if true, that shares held by two approximately 35% shareholders, YA Global and Victory Park, are anticipated to be voted in favor of the acquisition pursuant to an agreement to which the company is a party. Also, disclose if true, that if the approximately 70% of total outstanding shares are voted as anticipated, the transaction will be approved by shareholders subject only to the possibility that cash conversions exceed 20%.

11. We note your disclosure in the letter to shareholders that "As of December 31, 2008, there was approximately $6,070,387…in the Trust Account," and on page one and elsewhere that "As of December 31, 2008, there was 28,839,727 held in the Trust Account." Please reconcile this disclosure.

12. Please limit the cover of your prospectus to one page.

13. We note your response to comment seven from our letter dated December 18, 2008 and the statement that the earn out warrants and option scheme are "not part of the consideration being paid to the selling shareholders." We also note your disclosure on page 53 that "In a counter offer, CCBS added 9 million incentive warrants," and that "continuous adoption of CSC Share Option scheme … [was] also discussed verbally and then reflected in the final terms." Given the apparent importance of the earn outs and option scheme to CCBS in the merger negotiations, and the potential dilutive cost to Pantheon's shareholders, please revise to address the earn outs and option scheme in connection with the aggregate consideration.

14. We note your response to our prior comment eight, and we reissue the comment. If you believe that the implied market value of CCBS as of August 2006 is outdated, include your analysis in the disclosure.

Business Combination with CCBS; Acquisition Consideration, page 3

15.   We note your response to prior comment 16. Please revise to explain, if true, that the 90% "Selling Shareholder" ownership of CCBS includes Golden Meditech's 48% because Golden Meditech is a Selling Shareholder of CCBS. Also, please state, if true, that Modern Develop's anticipated acquisition of 70% of the registrant's current equity would mean that it would own 7% of the combined company.

16.   We note your response to comment 18 from our letter dated December 18, 2008, and we reissue the comment. Please revise your filing to briefly describe Golden Meditech's obligation to purchase Pantheon's shares, and address any possibility of Pantheon becoming a subsidiary of Golden Meditech.

CCBS Summary Financial Information, page 9

17.   We note your response to our prior comment 19. Please provide a sample copy of the written resolution signed by your selling shareholders.

18.   It appears that the disclosure of income tax expense benefit / (expense) and earnings per share data presented on page 10 for the six month periods ended September 30, 2008 and 2007 does not agree to the CCBS financial statements. For example, the income tax expense for the six months ended September 30, 2008 per the CCBS financial statements is RMB 7,797,950 compared to an income tax benefit of RMB 9,173,000 as presented with your summary financial information. Please revise or advise.

Risk Factors, page 15

19.   We note your response to our prior comment 31, and your disclosure that the "officers and directors own an aggregate 1,155,000 shares of our common stock," and that based on a market price of $5.60 per share, "the value of these shares was approximately $700,000." We do not understand this disclosure, as 1,155,000 shares at $5.60 per share appear to be worth considerably more than $700,000. Please revise or advise.

The Business Combination Proposal, page 50

Background of the Business Combination, page 51

20.   Please revise the fifth paragraph on page 51 to identify the "limited number of large Pantheon shareholders," identify the persons from Pantheon and Golden Meditech who determined that the acquisitions would be necessary "in order to avoid the proposal being voted down," and provide the dates when these negotiations occurred. For example, it is unclear who initiated the discussions concerning the acquisitions, and on what day they were first discussed.

21.   It appears that the agreement with Modern Develop covers the extension proposal and the merger proposal. Please revise to address the extent to which the agreement is intended to avoid the merger proposal being voted down.

22.   We note the statement on page 51 that Modern Develop "paid an option fee of
        $2,501,070 in the aggregate for the initial term and in the event Modern elects to extend
        the call options it will be required to pay an additional extension option fee of $1,931,280
        in the aggregate to YA Global and Victory Park, in each case pro rata to the number of
        shares held by the two investors." Please revise to disclose the premium to market price,
        if any, which will have been paid assuming the price of the extension and cost of the
        underlying shares. With a view to disclosure, advise us of the business purpose for any
        such premium, and advise us of any known agreements, arrangements or understandings
        with respect to shares that Modern Develop will acquire, for example any resales to
        others or reimbursements for premiums paid.

Background of Discussion with CCBS, page 53

23.   We note your response to prior comment 35. Please revise to explain what prompted Mr.
        Chen to contact Mr. Kam given that he "was not previously aware of Golden Meditech's
        intention to separately list CCBS or seek a transaction involving the merger of CCBS
        with a SPAC."

24.   We note your response to prior comments 37 and 38 and revised disclosure on page 53.
        Please revise to further clarify how the terms were negotiated from the original $327
        million to $350 million, and eventually to the final agreement amount. We note that
        Golden Meditech would consider the initial offer "if the offer was improved from a
        financial point of view." However, it is unclear if and how the financial terms were
        improved to satisfy Golden Meditech. As other non-exclusive examples, it is unclear
        what "the basic term structure" was on August 30, 2008; and you disclose that CCBS
        verbally stated that it would consider the offer if certain terms "could be revisited" but
        you do not clarify if or how those terms were modified to satisfy CCBS.

Comparable Companies Analysis, page 55

25.   We note your response to comment 40 from our letter dated December 18, 2008, and we
        partially reissue the comment. Please revise the valuation discussion to clarify the reason
        for adding $30.3 million to the pre-merger valuation, and the basis for choosing the given
        discounts in the DCF analysis. Please advise us why you believe the $30.3 million would
        not be taken into account in considering the value of a "business."

26.   We note your response to prior comment 42. Advise us whether CCBS is one of three
        authorized cord blood companies in China, and tell us why other authorized cord blood
        entities in China are not comparable for purposes of the analysis.

27.   We note your response to prior comment 44. Please revise to identify the members of the
        board or other persons who compiled the market information and analyses, and disclose
        their experience in preparing such analyses.

Certain U.S. Federal Income Tax Consequences, page 58

28.   We note the statement in the first paragraph on page 169 that "[i]n the opinion of Loeb &
       Loeb LLP, the following discussion summarizes the material U.S. federal income tax
       consequences." Please revise to state that the disclosure is the opinion of counsel.

29.   In this regard, please identify clearly the specific parts of this section that constitute tax
       counsel's opinion. For example, see the last two paragraphs on page 170 and the second
       to last paragraph on page 172. The disclosure should clearly state in each section where
       counsel's opinion is given, for example, that "in the opinion of counsel, Loeb & Loeb
       LLP…"

30.   We note your response to comments 45 and 65 from our previous letter, and we partially
       reissue the comments. Where you are unable to state unequivocally what the tax
       consequences will be, revise to explain the reasons for the doubt, the degree of
       uncertainty, and the possible outcomes.

The Redomestication Proposal, page 65

31.   We note your disclosure on page 65 that "Pantheon Cayman may become a foreign
       private issuer with respect to its SEC filings, which would reduce the reporting
       requirements under the Exchange Act." It appears that Modern Develop's anticipated
       ownership and the company's location and management would mean that the company
       would meet the definition of foreign private issuer in Rule 3b-4 of the Exchange Act.
       Please revise to disclose whether the company anticipates that it would meet the
       definition. Please note that the Commission recently amended the registration exemption
       for foreign private issuers. Refer to Release No. 34-58465, available at www.sec.gov.

32.   In this regard, we note your disclosure on page 61 that as part of the Acquisition
       Agreement, Pantheon covenants to "use commercially reasonable efforts to provide
       Golden Meditech its audited consolidated financial statements prepared in accordance
       with International Financial Reporting Standards." Please revise your disclosure to
       clarify whether the company anticipates continuing to provide investors with financial
       statements prepared in accordance with U.S. Generally Accepted Accounting Principles.

Selected Historical Consolidated Financial and Operating Data of CCBS, page 82

33.   It appears that the disclosure of income tax expense benefit / (expense) and earnings per
       share data presented on page 83 for the six month periods ended September 30, 2008 and
       2007 does not agree to the CCBS financial statements. Please revise or advise.

Unaudited Pro Forma Consolidated Financial Statements, page 84

Unaudited Pro Forma Adjustments, page 89

34.   We note that in response to our prior comment 52 you provided a calculation of the
       adjustment to pro forma weighted average shares related to the 100,000 outstanding
       CCBS stock options. Based on the information provided in your response, it appears that

there should be an increase of 3,570,248 to the calculation of pro forma diluted weighted average shares. However, this does not agree to the adjustment presented in pro forma entry (g). Please revise or advise.

Management's Discussion and Analysis and Results of Operations of CCBS

Liquidity and Capital Resources

Cash Flows Provided by Operating Activities, page 113

35.   It appears that current accounts receivable as of September 30, 2008 represents a larger share of total accounts receivable compared to prior periods. Please disclose management's assessment of this change (i.e. whether it is due to changes in the economy, changes in your business, etc.) and how it affects your expectations regarding the collectability of current accounts receivable.

36.   We note your response to our prior comment 57. Please revise to clarify what you mean by subscription fees and how these fees relate to your three sources of revenues disclosed on page 101 (i.e. processing, storage and matching). Based on the foregoing, please clarify the apparent interchangeable use of subscription fees and storage fees throughout your registration statement.

37.   In connection with the previous comment, we note your disclosure that the termination of the upfront prepayment method has led to higher turnover periods for the collection of accounts receivable. Considering your reference to this metric and in order to provide a reader with a context to this statement, please revise to disclose your accounts receivable turnover for each period for which financial statements are presented.

The Cord Blood Banking Industry, page 121

38.   We note your response to prior comment 58. Please tell us if the Frost & Sullivan report is publicly available and if there is a fee to obtain it.

Directors, Executive Officers, Executive Compensation and Corporate Governance, page 142

Compensation of Directors and Executive Officers, page 146

39.   We note your response to our prior comment 60, and we reissue the comment. As a non-exclusive example, please revise to provide a summary compensation table.

Pantheon China Acquisition Corporation Financial Statements

General

40.   Please note the financial statement updating requirements of Rule 3-12(g) of Regulation S-X.

China Cord Blood Services Corporation Financial Statements

Notes to Financial Statements

General

41.   We note you terminated payment option 2, as described on page 92, which permitted subscribers to prepay the entire 18-years of storage fees for a 20% discount. We also note that this payment arrangement resulted in significant deferred revenue balances on your balance sheet. Considering the termination of this payment arrangement on January 1, 2008, tell us what factors contributed to the overall increase in your deferred revenue balances (both current and non-current). Further, to provide additional transparency for an investor, please revise to include disclosure of your deferred revenue similar to that included in Note 8 to your audited financial statements.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, F-37

42.   We note that subscribers under payment options 1 and 3 (as described on page 92) will be liable for the processing fee (whole or partial based on payment option) and first year's storage fee at the date of subscription. Please revise to disclose your payment term for this initial payment.

Note 3 – Accounts Receivable, net, F-44

43.   In order for an investor to have a clearer understanding of your receivables, please revise to (i) disclose the amount related to storage fees versus processing fees for both your current and non-current receivables and (ii) provide a schedule of annual amounts due for your non-current receivables.

Part II Information Not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules

44.   We note your response to prior comment 69. Please also file the exhibits as separate documents.

45.   We note your response to prior comment 70. With a view to disclosure, please advise us of any material risks associated with failing to establish a long-term strategic arrangement with CordLife.

*　　　*　　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ethan Horowitz at (202) 551-3311 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell S. Nussbaum
Fax: (212) 407-4990